

October 23, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: World Funds Trust
         Issuer CIK: 0001396092
         Issuer File Number: 333-148723 / 811-22172
         Form Type: 8-A12B
         Filing Date: October 23, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of T-Rex 2X Inverse Ether Daily Target ETF and T-Rex 2X Long Ether Daily Target ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications